Exhibit 99.4

**BROKER LOGO**

*ANY BROKER*
*5970 ANYSTREET*
*CITY, PROVINCE V5V 5V5*

S91970-81 010 E:
S:3 E2 1/1
A:A N:N V:

JOHN SAMPLE
5970 ANY STREET
CITY, PROVINCE Z6Z 6Z6

**SPECIAL MEETING**
CALEDONIA MINING CORPORATION

**WHEN:**
THURSDAY, FEBRUARY 18, 2016 AT 10:00 AM EST

**WHERE:**
BORDEN LADNER GERVAIS LLP
SCOTIA PLAZA TOWER
40 KING STREET WEST
44TH FLOOR
TORONTO, ONTARIO M5H 3Y4

**STEP 1** — **REVIEW YOUR VOTING OPTIONS**

**ONLINE:** VOTE AT **PROXYVOTE.COM** USING YOUR COMPUTER OR MOBILE DATA DEVICE. YOUR CONTROL NUMBER IS LOCATED BELOW.

**SCAN TO VIEW MATERIAL AND VOTE NOW →**

**BY TELEPHONE:** YOU MAY ENTER YOUR VOTING INSTRUCTIONS BY TELEPHONE AT: **ENGLISH: 1-800-474-7493** OR **FRENCH: 1-800-474-7501**

**BY MAIL:** THIS VOTING INSTRUCTION FORM MAY BE RETURNED BY MAIL IN THE ENVELOPE PROVIDED.

**BY FACSIMILE:** 905-507-7793 OR 514-281-8911

**REMINDER: PLEASE REVIEW THE INFORMATION / PROXY CIRCULAR BEFORE VOTING.**

**WE NEED TO RECEIVE YOUR VOTING INSTRUCTIONS AT LEAST ONE BUSINESS DAY BEFORE THE PROXY DEPOSIT DATE.**

**CONTROL NO.:→** 1234 5678 9012 3456 **PROXY DEPOSIT DATE:** FEBRUARY 16, 2016

Dear Client:

A meeting is being held for securityholders of the above noted issuer.

1. You are receiving this Voting Instruction Form and the enclosed meeting materials at the direction of the issuer as a beneficial owner of securities. You are a beneficial owner because we, as your intermediary, hold the securities in an account for you and the securities are not registered in your name.
2. **Votes are being solicited by or on behalf of the management of the issuer.**
3. Even if you have declined to receive materials, a reporting issuer is entitled to deliver these materials to you and if requested to do so, it is our responsibility to forward them. These materials are being sent at no cost to you, in the language you requested, if available.
4. Unless you attend the meeting and vote in person, your securities can only be voted through us as registered holder or proxy holder of the registered holder in accordance with your instructions. We cannot vote for you if we do not receive your voting instructions. Please complete and return (or provide by one of the alternative available methods) the information requested on this form to provide your voting instructions to us promptly. We will submit a proxy vote on your behalf according to the voting instructions you provide, unless you elect to attend the meeting and vote in person.
5. When you give us your voting instructions, you acknowledge that:
   - You are the beneficial owner or are authorized to provide these voting instructions; and
   - You have read the material and the voting instructions on this form.
6. You may not present this voting instruction form at the meeting in order to vote.
7. To attend the meeting and vote your shares in person:
   - Write your name or the name of your designate to act on your behalf on the "Appointee" line on the other side of this form, sign and date the form, and return it by mail, or
   - Go to ProxyVote.com (if available) and insert the name in the "Change Appointee(s)" section on the voting site.

   You, or your designate, as the named "Appointee", must attend the meeting for your vote to be counted. When you or your designate arrive at the meeting, please register with the scrutineer or proxy tabulator. Unless you instruct otherwise, the person whose name is written in the space provided will have full authority to attend and otherwise act at, and present matters to the meeting and any adjournment or postponement thereof, and vote on all matters that are brought before the meeting or any adjournment or postponement thereof, even if these matters are not set out in this form or in the information/proxy circular. Consult a legal advisor if you wish to modify the authority of that person in any way. If you require assistance, please contact the person who services your account.
8. If these voting instructions are given on behalf of a body corporate, set out the full legal name of the body corporate, the name and position of the person giving voting instructions on behalf of the body corporate and the address for service of the body corporate.
9. If the items listed in the information/proxy circular are different from the items listed on the other side of this form, the information/proxy circular will be considered correct.
10. In the absence of any specific instructions as to voting being provided by you on this form, the item(s) will be voted as recommended on the reverse of this form or as stated in the information/proxy circular, except in the case of your appointment of an Appointee.
11. **To ensure that your instructions are received in sufficient time to be processed, please ensure that the Voting Instruction Form is received by us or voted online at least one business day before the proxy deposit date noted above or the proxy deadline specified in the information/proxy circular.** Voting instructions received on the proxy deposit date or later may not be able to be included in the final tabulation.

If you have any questions or require help, please contact the person who services your account.

**Disclosure of Information – Electing to Receive Financial Statements or Requesting Meeting Materials**

By electing to receive the financial statements or requesting meeting materials, your name and address may be provided to the reporting issuer (or its agent) for mailing purposes.

***PLEASE SEE OVER***

VOTING INSTRUCTION FORM CALEDONIA MINING CORPORATION 78 MEETING TYPE: MEETING DATE: RECORD DATE: PROXY DEPOSIT DATE: ACCOUNT NO: SPECIAL MEETING THURSDAY, FEBRUARY 18, 2016 AT 10:00 AM EST JANUARY 19, 2016 FEBRUARY 16, 2016 123456789 CUID: CUSIP: T123  C55 234567TES 10852138 m CONTROL NO.:1 234 5678 901 2 3456= 0100000000 0000000000 0000000000 000007064 APPOINT A PROXY (OPTIONAL) APPOINTEE(S):STEVECURTIS,ORFAILINGHIM,MARKLEARMONTH,ORFAILINGHIM, PAUL MINGAY IF YOU WISH TO ATTEND THE MEETING OR DESIGNATE ANOTHER PERSON TO ATTEND, VOTE AND ACT ON YOUR BEHALF AT THE MEETING, OR ANY ADJOURNMENT OR POSTPONEMENT THEREOF, OTHER THAN THE PERSON(S) SPECIFIED ABOVE, PRINT YOUR NAME OR THE NAME OF THE OTHER PERSON ATTENDING THE MEETING IN THE SPACE PROVIDED HEREIN. UNLESS YOU INSTRUCT OTHERWISE, THE PERSON WHOSE NAME IS WRITTEN IN THIS SPACE WILL HAVE FULL AUTHORITY TO ATTEND, VOTE AND OTHERWISE ACT IN RESPECT OF ALL MATTERS THAT MAY COME BEFORE THE MEETING OR ANY ADJOURNMENT OR POSTPONEMENT THEREOF, EVEN IF THESE MATTERS ARE NOT SET OUT IN THE FORM OR THE CIRCULAR. PLEASE PRINT APPOINTEE NAME ABOVE COMPLETE YOUR VOTING DIRECTIONS ITEM(S): VOTING RECOMMENDATIONS ARE INDICATED BY \ HIGHLIGHTED TEXT OVER THE BOXES {FILL IN ONLY ONE BOX "H" PER ITEM IN BLACK OR BLUE INK) 01 THE SPECIAL RESOLUTION AUTHORIZING THE CONTINUANCE OF THE COMPANY INTO JERSEY, CHANNEL ISLANDS, PURSUANT TO THE PROVISIONS OF THE CANADA BUSINESS CORPORATIONSACT AND THE COMPANIES (JERSEY) LAW 1991 (AS AMENDED), AND, IN CONNECTION THEREWITH, THE ADOPTION OF NEW CHARTER DOCUMENTS OF THE COMPANY UPON THE CONTINUANCE, WHICH SHALL INCLUDE AMENDMENTS TO THE EXISTING CHARTER DOCUMENTS OF THE COMPANY INCLUDING A CHANGE OF THE COMPANY'S NAME TO "CALEDONIA MINING CORPORATION PLC," AND AUTHORIZING THE PURCHASE OF SHARES HELD BY DISSENTING SHAREHOLDERS, IF ANY. □ □ R2 AGAINST *NOTE* THIS VOTING INSTRUCTION FORM CONFERS DISCRETIONARY AUTHORITY TO VOTE ON SUCH OTHER BUSINESS AS MAY PROPERLY COME BEFORE THE MEETING OR ANY ADJOURNMENT THEREOF. *NOTE* THIS VOTING INSTRUCTION FORM SHOULD BE READ IN CONJUNCTION WITH THE ACCOMPANYING MANAGEMENT PROXY CIRCULAR.   1234 5678 9012 3456